SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 6)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Kevin J. Zugibe Hudson Technologies, Inc. PO Box 1541, One Blue Hill Plaza Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

September 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44144-10-9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 5,022,305 (of which 909,800 shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,022,305 (of which 909,800 shares are issuable upon exercise of options
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,022,305 (of which 909,800 shares are issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.19%
14.	TYPE OF REPORTING PERSON* Individual

Item 1.           Security and Issuer

This Amendment No. 6 amends and supplements the Schedule 13D of Kevin J. Zugibe (the “Reporting Person”), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, with respect to his ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. This Amendment No. 6, the previous amendments to the Reporting Person’s Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the statement.

Item 4.          Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

(a)   On June 15, 2012, the Reporting Person gifted 3,000 shares of Common Stock to the University at Buffalo Foundation to help fund certain medical research.

On September 14, 2012, the Reporting Person sold 611,300 shares of Common Stock in a private transaction to Catherine F. Zugibe, the Reporting Person’s mother, at a stated purchase price of $4.00 per share and an aggregate purchase price of $2,445,200.00, pursuant to Letter Agreement executed September 14, 2012 (the “Agreement”). In consideration for the Shares acquired in the transaction, Catherine F. Zugibe transferred to the Reporting Person title to certain real property located in Rockland County, State of New York valued at $1,251,000.00, and Catherine F. Zugibe also acknowledged satisfaction of and release of liability for $1,194,200, all monies she loaned to the Reporting Person since June 2007.

Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Statement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the document attached hereto as Exhibit A, and such document is incorporated herein by reference.

The purpose of the sale of these shares of Common Stock reported was to allow the Reporting Person to acquire title to certain real property located in Rockland County, New York, and to satisfy debt owed by the Reporting Person to his mother.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a)   According to the Company there were issued and outstanding 23,964,320 shares of Common Stock as of September 14, 2012. The Reporting Person beneficially owns 5,022,305 shares of Common Stock, comprising 20.19% of the 23,964,320 shares of Common Stock issued and outstanding as of September 14, 2012, such ownership consisting of 4,112,505 shares and 909,800 shares that are issuable upon exercise of options held by the Reporting Person.

(b)   The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 5,022,305 shares of Common Stock, of which 909,800 shares are issuable upon exercise of options held by the Reporting Person.

(c)   On June 15, 2012, the Reporting Person gifted 3,000 shares of Common Stock to the University at Buffalo Foundation to help fund certain medical research.

On September 14, 2012, the Reporting Person sold 611,300 shares of Common Stock in a private transaction to Catherine F. Zugibe, the Reporting Person’s mother, at a stated purchase price of $4.00 per share and an aggregate purchase price of $2,445,200.00, pursuant to the Agreement. In consideration for the Shares acquired in the transaction, Catherine F. Zugibe transferred to the Reporting Person title to certain real property located in Rockland County, State of New York valued at $1,251,000.00, and Catherine F. Zugibe also acknowledged satisfaction of and release of liability for $1,194,200, all monies she loaned to the Reporting Person since June 2007. Except as stated in Item 4(a) hereof, which is incorporated by reference in this Item 5(c), there have been no other transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person.

(d)   The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or has power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock of the Company.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Except as described in Item 4 and Item 5 of the Statement (as amended and supplemented hereby), which are incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.          Material to be filed as Exhibits

The following exhibit is filed with this Amendment No. 6.

Exhibit A.    Letter Agreement executed September 14, 2012 between Kevin J. Zugibe and Catherine F. Zugibe.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2012

Date

/s/ Kevin J. Zugibe

Signature

KEVIN J. ZUGIBE

PO Box 754,

Pearl River, New York 10965,

September 14, 2012

Catherine F. Zugibe One Angelus Drive Garnerville, NY 10923

Re:	Sale of Shares of Common Stock of Hudson Technologies, Inc. (the “Company”)

This letter confirms the agreement of Kevin J. Zugibe (the “Seller”) to sell to Catherine F. Zugibe (the “Purchaser”) an aggregate of 611,300 shares of the common stock of the Company (the “Shares”), on the terms set forth herein.

1.           Simultaneously with the execution and delivery of this Agreement, the Purchaser shall purchase from Seller, and the Seller shall sell to the Purchaser, the Shares at a price of $4.00 per share, or an aggregate price of $2,445,200.00 (the “Purchase Price”), and the Seller will deliver to the Purchaser one or more stock certificates representing the Shares, with stock powers duly endorsed in blank attached thereto.

2.           Simultaneously with the execution and delivery of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price, which will be paid as follows:

a)           the sum of $1,251,000.00 by execution and delivery of a Bargain and Sale deed with covenants, in proper form for recording, conveying all of Purchaser’s right title and interest in and to the real property, inclusive of all improvement thereon, known as One Angelus Drive, Garnerville, NY, 10923, as more particularly described on Schedule A hereto (the “Premises”). Purchaser shall give such title to the Premises as any title underwriter or any agent in good standing with its underwriter, will be willing to approve and insure in accordance with the standard form of title insurance policy approved by the New York State Insurance Department, subject to the following:

(i) Any state of facts an accurate survey or physical inspection may show, provided same does not render title uninsurable at normal rates;

(ii) Covenants, restrictions, easements, reservations, consents and Contracts of record, if any, provided same are not violated by the existing dwelling and improvements and the present use thereof;

(iii) Rights of record, if any, acquired by any utility company to maintain and operate lines, wires, cables, poles and distribution boxes, in, over and upon the Premises; and

Kevin J. Zugibe

September 14, 2012

Page two

(iv) Laws and governmental regulations that affect the use and maintenance of the Premises, provided they are not violated by the existing dwelling and improvements erected on the Premises.

b)           the sum of $1,194,200.00 by execution and delivery of a Satisfaction and Release in favor of Seller acknowledging full payment and satisfaction of, and releasing Seller from all liability for all amounts loaned to Seller by Purchaser during the period June 2007 through the date of this Agreement.

3.           The Seller represents and warrants to the Purchaser that (a) the Shares are owned by the Seller, (b) the Shares are being sold free and clear of all encumbrances and liens of any kind whatsoever other than any restrictions imposed by Federal and state securities law, (c) the Seller is authorized to enter into this Agreement and to consummate the transactions contemplated hereby, and (d) the Seller is an “affiliate” of the Company as such term is defined in Rule 144(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

4.           The Purchaser represents and warrants to the Seller and the Company that she is acquiring the Shares for investment for her own account and not with the view to, or for resale in connection with, any distribution thereof. She understands that the Shares have not been registered under the Securities Act, nor registered or qualified under any blue sky or state securities laws. The Purchaser represents that she is able to fend for herself and has the ability to suffer the total loss of her investment and that the Purchaser or her representative is a sophisticated investor familiar with the type of risks inherent in the acquisition of securities such as the Shares and that, by reason of their knowledge and experience in financial, tax and business matters in general, and investments of this type in particular, they are capable of evaluating the merits and risks of an investment in the Shares. The Purchaser further represents that prior to her purchase of the Shares, she or her representative has had access to, and has reviewed copies of the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2011, (ii) Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2012, (iii) current reports on Form 8-K filed with the SEC on June 28, 2012 and August 7, 2012, and (iv) Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2012 and June 30, 2012. The Purchaser further represents that she or her representative have had the opportunity to ask and have answered questions regarding the financial and business condition of the Company and all of such questions have been answered to the satisfaction of the Purchaser or her representative. The Purchaser understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom and that in the absence of an effective registration statement covering the Shares, or an available exemption from registration under the Securities Act, the Shares must be held indefinitely. In entering into this transaction to purchase the Shares, the Purchaser is relying only upon information obtained by the Purchaser pursuant to her or her representative’s independent investigation of the Company, and is not relying on any representation made by the Company or its representatives other than the Company’s reports and other filings referred to in this paragraph.

Kevin J. Zugibe

September 14, 2012

Page two

5.           The Purchaser expressly acknowledges that, as the Seller is an officer and director of the Company, a new six month holding period (commencing on the date of the acquisition of the Shares by the Purchaser) shall be applicable in respect of any resale of the Shares under Rule 144 promulgated under the Securities Act.

6.           This Agreement shall be governed by the laws of the State of New York and may not be modified except by a writing executed by the parties hereto.

Please confirm your agreement to the foregoing by executing the enclosed copy of this letter where indicated.

Very truly yours,

/s/ Kevin J. Zugibe

Kevin J. Zugibe

ACCEPTED AND AGREED TO:

/s/ Catherine F. Zugibe

Catherine F. Zugibe

“SCHEDULE A”

LEGAL DESCRIPTION

ALL that certain plot, piece, or parcel of land situate, lying and being in the Town of Haverstraw, County of Rockland and State of New York more particularly bounded as described as follows:

BEGINNING at a point on the easterly side of Route 202 (State Highway 1660), said point being the southwesterly corner of the premises; and running thence

(1) Northerly, along the easterly side of Route 202, North 25° 57’ 35” East 50.33 feet; thence

(2) South 57° 27’ 00” East 243.75 feet ; thence

(3) North 32° 33’ 00” East 171.77feet; thence

(4) South 57° 27’ 00” East 316.14 feet ; thence

(5) South 21° 03’ 24” West, along the lands of Palisades Interstate Park Commission, 226.31 feet; thence

(6) North 57° 27’ 00” West 599.20 feet to the easterly side of Route 202, the point or place of BEGINNING.

BEING AND INTENDED TO BE the same premises described in and conveyed by deed from Frederick T. Zugibe to Catherine F. Zugibe, dated March 12, 1975, and recorded in the Rockland County Clerk’s Office on March 13, 1975 in Liber 959, page 921.